14040199

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 04 2014
Washington DC
405

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49672

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NFP Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 S. Capital of Texas Hwy, Bldg. 2, Suite 125
(No. and Street)

Austin (City) TX (State) 78746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly Yin 512-697-6940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kelly Yin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NFP Securities Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP, Controller, FINOP

Title

Notary Public

LUALICE MYATT
MY COMMISSION EXPIRES
March 11, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NFP Securities, Inc.

Statement of Financial Condition
December 31, 2013

(Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT)

NFP Securities, Inc.
Index
December 31, 2013

pwc

Independent Auditor's Report

To the Board of Directors and Shareholder of NFP Securities, Inc:

We have audited the accompanying statement of financial condition of NFP Securities, Inc. (the "Company") as of December 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

pwc

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of NFP Securities, Inc.at December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

As disclosed more fully in Note 6, the Company has extensive transactions and relationships with affiliated parties.

PricewaterhouseCoopers LLP

February 25, 2014

NFP Securities, Inc.
Statement of Financial Condition
December 31, 2013

Assets	
Cash and cash equivalents	$ 78,615,446
Receivable from brokers, dealers and clearing firm	14,707,352
Receivable from affiliates	1,078,864
Property and equipment, net	2,989,064
Other assets	4,833,719
Total assets	$ 102,224,445
Liabilities	
Payable for concessions, commissions and fees	$ 18,432,259
Accounts payable and other accrued liabilities	19,212,448
Payable to affiliates	28,198,994
Total liabilities	65,843,701
Shareholder's equity	
Common stock, par value $1.00 per share, 500 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	5,104,312
Retained earnings	31,276,332
Total shareholder's equity	36,380,744
Total liabilities and shareholder's equity	$ 102,224,445

The accompanying notes are an integral part of this Statement of Financial Condition.

1. Organization and Nature of Business

NFP Securities, Inc. (the "Company"), a Texas Corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and a registered investment advisor. The Company is an introducing broker that provides securities brokerage services to affiliated and nonaffiliated entities and registered representatives.

The Company is a wholly owned subsidiary of National Financial Partners Corp. (the "Parent" or "NFP"). On July 1, 2013, NFP was acquired by Patriot Intermediate Holdings B Corp., an indirect wholly owned subsidiary of NFP's top tier holding company Patriot Investment Holdings, LLC ("Patriot"). Patriot is indirectly owned and controlled by investment funds affiliated with or controlled by Madison Dearborn Partners, LLC ("MDP").

The Parent has acquired financial services entities (the "Firms") through the execution of certain agreements ("Merger Agreements"). Individuals (the "Principals") manage the Firms under management agreements ("Management Agreements") with the Parent. The Parent requires the majority of Principals and Firms to transact all securities related activities through the Company. In addition, the revenue earned by the Firms is assigned to the Company under the Merger Agreements and Management Agreements. The Company provides administrative services to the Firms pursuant to administrative services agreements ("Administrative Services Agreements").

2. Significant Accounting Policies

General

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company does not carry customer accounts or hold funds or securities for customers, but operates as an introducing broker on a fully disclosed basis and forwards all transactions to one clearing broker-dealer ("clearing broker") or directly to the product fund or carrier.

Estimates

The preparation of the financial statements in accordance with GAAP requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Securities Transactions

Customer accounts are held by the clearing broker or other unaffiliated financial institutions. Commission income and expenses related to customers' securities transactions are reported on a trade date basis.

Securities owned and securities sold, not yet purchased are stated at fair values and represent securities positions of the Company that are results of trades executed on behalf of customers, which are subsequently not honored by the customers. These amounts are included in other assets or accounts payable and other accrued liabilities on the Statement of Financial Condition.

Income Taxes
The accounts of the Company are included in the consolidated federal income tax return filed by the Parent, and, for tax years ending after July 1, 2013, by the Parent's top tier holding company Patriot Investment Holdings, LLC. The amount of current federal tax or benefit calculated is either remitted to or received from the Parent. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax basis of assets and liabilities. The amount of current and deferred income taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred income tax expense or benefit is recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

GAAP requires that management determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The potential risks related to these positions do not impact the Company's financial statements due to the indemnification in the tax sharing agreement with the Parent with respect to any such items.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents of $274,717 include investments in money market mutual funds.

Fair Value Measurements
Fair value accounting establishes a framework for measuring fair value, which is defined as the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The carrying amounts of the Company's financial assets and liabilities, including cash and cash equivalents, receivables and payables approximate fair value because they are short term in nature.

Property, Equipment and Depreciation
Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives, generally three to five years. Leasehold improvements are amortized over the shorter of their estimated useful lives or terms of the leases.

Recent Accounting Developments
In January 2013, the FASB issued ASU No. 2013-01 Balance Sheet (Topic 210) Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which clarifies that ordinary trade receivables and receivables are not in the scope of ASU 2011-11. It further clarifies that the scope of ASU No.2011-11 applies to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in FASB Accounting Standards Codification or subject to a master netting arrangement or similar agreement. These disclosure requirements became effective for the Company beginning on January 1, 2013. The adoption of ASU No. 2013-01 did not have a material impact on the Company's Statement of Financial Condition.

3. Deposits Held by Clearing Broker and Clearing Organization

Under the terms of the clearing agreements between the Company and the clearing broker and clearing organization, the Company is required to maintain a certain level of cash on deposit with the clearing broker and clearing organization. Should the clearing broker and clearing organization suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing broker and clearing organization. Included in other assets on the Statement of Financial Condition is approximately $60,000 of funds on deposit with the clearing broker and a clearing organization.

4. Property and Equipment

The following is a summary of property and equipment for the year ended December 31, 2013:

Software	$ 3,066,922
Hardware	336,232
Furniture and fixtures	22,705
Leasehold improvements	59,676
	3,485,535
Less: Accumulated depreciation	(496,471)
	$ 2,989,064

5. Related Party Transactions

The Company has extensive transactions and relationships with affiliate companies. Because of these relationships, the terms of these transactions may not be the same as those that would result from transactions among unrelated parties.

The Company has an expense agreement with NFP Insurance Services, Inc. (the "NFPISI"), a wholly owned subsidiary of the Parent, in which NFPISI pays and allocates shared services' overhead expenses of the Company, including compensation and benefits, communications, data processing and advertising, and other expenses. The company reimburses NFPISI on a regular basis. At December 31, 2013, an amount payable to NFPISI of $743,552 is offsetting $1,546,874 receivable from NFPISI are included in receivable from affiliates in the accompanying Statement of Financial Condition.

The Company expenses fees to principals in accordance with the Management Agreements. The Statement of Financial Condition includes $20,385,737 of net payables related to the Management Agreements. The Parent allocated costs to the Company for general administrative services provided during the year. Included in payable to affiliates at December 31, 2013 is $7,584,195 of allocated costs to the Parent. The Statement of Financial Condition also includes receivables from affiliates of $275,542 and payables to affiliates of $229,061 related to inter-company transactions.

6. Dividends to Parent

During 2013, the Company paid dividends to its Parent in the amount of $85,000,000. As a registered securities broker-dealer, SEC Rule 15c3-1 requires the Company to provide written notice to its regulator for any such dividend or capital distribution should certain criteria be met. The regulator may prohibit the Company from making future cash dividend payments to the Parent if the resulting reduction to shareholder's equity would meet or exceed the defined criteria.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company's net capital of $16,414,385 was $12,024,805 in excess of its required minimum net capital of $4,389,580. The Company's ratio of aggregate indebtedness to net capital was 4.01 to 1 as of December 31, 2013.

8. Credit Risk

The Company maintains its cash in bank depository accounts, which, at times, may exceed federally insured limits. The Company selects depository institutions based, in part, upon management's review of the financial stability of the institutions. To date, the Company has experienced no losses in its depository accounts. At December 31, 2013, all cash and cash equivalents were held at one institution.

The Company clears securities transactions through the clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from counterparties' failure to fulfill their contractual obligations. This right applies to all trades executed through the clearing broker, and therefore the Company believes there is no maximum amount assignable to this right. At December 31, 2013, the Company did not have material liabilities with regard to this right.

The Company is further exposed to credit risk for commissions receivable from the clearing broker and other unaffiliated institutions. Such credit risk is generally limited to the amount of receivable from brokers, dealers, and clearing organization.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

9. Commitments and Contingencies

In the ordinary course of business, the Company is involved in lawsuits and other claims. Management will continue to respond appropriately to these lawsuits and claims and vigorously defend the Company's interests. The settlement of these matters, whether leading to gains or losses to the Company, are reflected in Other in the Company's Statement of Income. The Company has errors and omissions (E&O) and other insurance to provide protection against certain losses that arise in such matters, although such insurance may not cover the costs or losses incurred by the Company.

10. Subsequent Events

On January 28, 2014 the Company declared a $6,000,000 dividend to its Parent, effective and paid on January 31, 2014.

The company has performed an evaluation of subsequent events from January 1, 2014 through February 25, 2014 the date of issuance of the financial statements. There have been no other subsequent events that would require recognition in the financial statements as of December 31, 2013.

MIX
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